# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bentley Systems, Incorporated, CIK 0001031308
CUSIP: 08265T208
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 685 Stockton Drive, Exton, Pennsylvania (PA), 19341
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001982642

## Reporting persons
- Joseph P. Logan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 13,335,473; shared voting power 0; sole dispositive power 13,335,473; shared dispositive power 0; aggregate amount beneficially owned 13,335,473 (4.6% of the class)
  Comment: Shares owned reflects 13,335,473 shares of Class B common stock owned by four separate gift trusts of which the Reporting Person is trustee. The Gregory S. Bentley 2009 Gift Trust (the "Original Trust") previously directly owned all of the shares reported on this Schedule 13G/A. Joseph Logan was appointed the trustee of the Original Trust on June 2, 2023. The Original Trust was subsequently divided into four separate gift trusts (the "Four Trusts"). Joseph Logan was appointed trustee of each of the Four Trusts and has voting and dispositive power over the shares held by the Four
  Trusts.
  
  4.6% is based on 292,093,306 shares of Class B common stock outstanding as of June 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

## Item 1. Issuer
Name of issuer: Bentley Systems, Incorporated
Address of issuer's principal executive offices: 685 Stockton Drive, Exton, PA 19341

## Item 2. Person Filing
Name of person filing: The Gregory S. Bentley 2009 Gift Trust (the "Original Trust") previously directly owned all of the shares reported on this Schedule 13G/A. Joseph Logan was appointed the trustee of the Original Trust on June 2, 2023. The Original Trust was subsequently divided into four separate gift trusts (the "Four Trusts"). Joseph Logan was appointed trustee of each of the Four Trusts and has voting and dispositive power over the shares held by the Four Trusts.
Address of principal business office or, if none, residence: 400 West Fourth Street, #501, Winston-Salem, NC 27101
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 13,335,473
Percent of class: 4.6%
Sole power to vote or to direct the vote: 13,335,473
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,335,473
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Joseph P. Logan: /s/Joseph P. Logan, Joseph P. Logan (08/12/2025)